Exhibit (h)(13)

Expense Limitation Agreement

This Expense Limitation Agreement (the “Agreement”) is made and entered into this ____ day of _____________, 2023 between BondBloxx Investment Management Corporation (“BIM”) and BondBloxx ETF Trust (the “Trust”), with respect to its series, BondBloxx USD High Yield Bond Sector Rotation ETF (the “Fund”).

In consideration of good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto agree as follows:

1.	Contractual Fee Waiver.

a.	BIM agrees for the time period set forth in paragraph 3 to waive fees and/or reimburse operating expenses (other than interest, brokerage, taxes and extraordinary expenses and acquired fund fees and expenses) to the extent necessary to limit the Fund’s net total annual operating expenses to an annual rate of 0.55%, subject to recapture as described below (the “Fee Waiver”).

b.	The Fee Waiver may be modified by BIM to decrease the Fund’s net total annual operating expenses at any time. BIM shall also be permitted to recapture amounts waived and/or reimbursed within two years after the fiscal year in which BIM earned the fee or incurred the expense if the Fund’s net total annual operating expenses have fallen to a level below the limit described above. In no case shall BIM recapture any amount that would result, on any particular business day of the Fund, in the Fund’s net total annual operating expenses exceeding the limit described above or any other lower limit then in effect.

2.	Nothing herein shall preclude BIM from either voluntarily waiving the investment advisory fees it is entitled to from any series of the Trust or voluntarily reimbursing expenses of any series of the Trust, including the Fund, as BIM, in its discretion, deems reasonable or appropriate. Any such voluntary waiver or voluntary expense reimbursement may be modified or terminated by BIM, as applicable, at any time in its sole and absolute discretion without the approval of the Trust’s Board of Trustees.

3.	This Agreement will be effective from _________, 2023 through _________, 2026. The term of the Fee Waiver may be continued from year to year thereafter provided that each such continuance is specifically approved by BIM and the Trust with respect to the Fund (including with respect to the Trust, a majority of the Trustees of the Trust who are not “interested persons,” as defined in the 1940 Act, of BIM). Neither BIM nor the Trust shall be obligated to extend the Fee Waiver.

4.	This Agreement shall terminate upon a writing duly executed by BIM and the Trust affirmatively terminating the Fee Waiver.

[Signatures follow on next page]

BondBloxx ETF Trust

By:
	Name:	Joanna Gallegos
	Title:	President

BondBloxx Investment Management Corporation

By:
	Name:	Leland Clemons
	Title:	Chief Executive Officer